Writer’s Direct Line: 858-720-8942 jhentrich@sheppardmullin.com

October 7, 2009

VIA EDGAR

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:	Overland Storage, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 7, 2009
File No. 333-161881

Ms. Jacobs:

On behalf of Overland Storage, Inc. (the “Company”), we are responding to the comments set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated October 6, 2009. The Company has revised the Form S-3 registration statement and is filing concurrently with this letter, Amendment No. 1 to Form S-3 together with an exhibit thereto.

Amendment No. 1 contains revisions that have been made in response to the comments received from the Staff. Set forth below is the Company’s response to the Staff’s comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.

General

1.	Please consider including a recent developments section focusing on your deficiency letter from Nasdaq and your plans to address this issue in the future. See Item 11 to Form S-3. Since you have incorporated by reference risk factor disclosure from your 10-K, please consider providing updated risk factor disclosure on the deficiency notice as well.

Response: The Company takes note of the Staff’s comment. The Company’s current report on Form 8-K filed September 21, 2009, incorporated by reference in the registration statement, discloses receipt of the deficiency letter from Nasdaq. Risk factor disclosure reflecting the Company’s expectation of receipt of such letter and the consequences thereof is included in the Company’s annual report on Form 10-K incorporated by reference in the registration statement. The Company will include in each prospectus supplement that is used during a time when the Company is not in full compliance with Nasdaq listing standards a risk factor reflecting the status at that point in time.

Information Incorporated by Reference, page iii

2.	Please revise to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered your latest annual report on Form 10-K. In this regard, we note that two Form 8-Ks have been filed since the initial filing of the S-3. See Item 12(a)(2) to Form S-3.

Response: The Company takes note of the Staff’s comment and has added reference to the Exchange Act reports filed since the initial registration statement.

3.	When amending your Form S-3, you may want to include a statement (in addition to the statement regarding incorporation after the date of the prospectus) to the effect that all filings which you file pursuant to the Exchange Act after “the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Form S-3 — Part I — Information Required in Prospectus Compliance and Disclosure Interpretations Question 123.05.

Response: The Company takes note of the Staff’s comment and has added language to incorporate further Exchange Act reports filed prior to effectiveness

Ms. Jacobs

Division of Corporation Finance

October 7, 2009

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or John D. Tishler at (858) 720-8943. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,

/s/ John J. Hentrich
John J. Hentrich

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Eric L. Kelly
Kurt L. Kalbfleisch
John D. Tishler, Esq.